FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [Consolidated Results of Operations (US GAAP) Fourth Quarter, Fiscal Year ended March 2004]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka Senior Managing Director

Date:    April 30, 2004

Consolidated Results of Operations (US GAAP)

Fourth Quarter, Fiscal Year ended March 2004

Nomura Holdings, Inc. April 2004

Outline of Presentation

? Financial Summary

? Review of Businesses

? Segment Information

? Domestic Retail

? Global Wholesale

? Asset Management

? Non-interest Expenses

? Appendix

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2004 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

Consolidated Financial Summary Twelve months ended March 31, 2004*

Net revenue 803.1 (up 42%)

Non-interest expenses 520.4 (up 0.3%)

Income before income taxes 282.7 (up 496%) Results for the Income before cumulative effects of accounting changes 172.3 (up 1,604%)

Twelve Months

Net income 172.3 (up 44%)

(billions of yen)

Total assets 29,753.0 (up 8,583.0)

Total shareholders’ equity 1,785.7 (up 143.4)

Leverage 16.7 times (12.9)

ROE 10.1%

Net revenue 238.1 (up 58%)

Non-interest expenses 144.6 (down 11%)

Fourth Quarter

Income before income taxes 93.5 (N.M.)

(billions of yen)

Net income 69.9 (N.M.)

ROE 15.9% (annualized)

* All percentages are Y-o-Y comparisons

Review of Businesses

? Segment Information (P5)

? Domestic Retail (P6-8)

Global Wholesale (P9-12)

? Asset Management (P13-14)

? Non-interest Expenses (P15-16)

Segment Information

Income before Income Taxes by Segment

Domestic Retail

(Billions of yen)

79.5

Up 123%

35.7

-5

FY03.3

4Q 1.2 20.

3Q 19.1 20

2Q 1.4 18.

1Q 13.9 20

Total35.7 79

Global Wholesale

138

1 3 5

1 2 5 Up 52%

1 1 5

1 0 5

9 5 91.0

8 5

- 5

3 FY03.3

23.8 41

21.7 2.

9.0 57

36.5 37

91.0 138

Asset Management

9 1Q 2Q

8

3Q 4Q

7

6 Total

3.2

5

-1.0

FY03.3

-0.3 -1.

1.0 2.6

1.3 -2.

1.1 0.1

3.2 -1.

Sum of Three Segments

FY03.3 FY04.3

4Q 24.8 59.9

3Q 41.9 24.7

2Q 11.7 73.7

1Q 51.5 58.7

Total 129.9 217.0

Up 67%

Domestic Retail (1)*

4Q Points

? Commissions: 47.2 billion yen, up 138%

? Stock Brokerage Commissions**: 28.2 billion yen, up

Individual Equity Agency Transaction Value*** Monthly average = 11.4 trillion yen, up 264%

? Equity Holding Accounts

End of Mar: 1.369 million (up 67,000 a/c since end of Mar.03)

? IT Share****

* No. of orders: 49% (FY03.3 Q4: 42%) * Transaction value: 23% (FY03.3 Q4: 17%)

? Commissions for Investment Trusts Distribution and Redemption*****: 15 billion yen, up 95%

? Stock Investment Trusts Commissions: 7.4 billion yen, up 181%

? Foreign Investment Trusts Commissions: 4.7 billion, up 151%

? Insurance

? Outstanding Value of Variable Annuity Insurance Contracts Mar. Total: 261.6 billion yen (up 57%)

? Fees from Investment Banking: 7.7 billion yen, up 63%

? Distribution of JGBs for Individual Investors

6th Issue 448.0 billion yen

(Issue amount: 1,418.5 billion yen, Nomura’s share: 32%)

? Sales Credit: 17.7 billion yen, down 30%

? Investment Trusts Administration Fee: 6.0 billion yen, up 17%

Net Revenue

(Billions

Up 23%

305.8

249.3

Up 45%

79.8

55.2

FY03.3 4Q FY04.3 4Q FY03.3 FY04.3

Total 55.2 79.8 249.3 305.8

Net interest revenue 0.2 1.1 2.4 4.9

Sales credit 25.2 17.7 95.7 97.8

Investment trust 5.2 6.0 32.0 21.8

administration fees and

other

Fees from investment 4.8 7.7 15.0 26.1

banking

Commissions 19.8 47.2 104.1 155.2

Retail stock brokerage 7.7 28.2 48.2 92.1

commissions*

* All percentages are year-on-year comparisons unless otherwise noted

** Domestic Retail

*** Three major exchanges = Tokyo, Osaka, Nagoya

**** Portion of Domestic Retail domestic stock trades and value executed through

Nomura Home Trade or Nomura Telephone Answer (excl. odd lot transaction)

***** Nomura Securities

Domestic Retail (2)

Stock Brokerage Commissions/Foreign Currency Bond Distribution to Retail Investors / Revenue Breakdown (approx. figs.)

Stock Brokerage Commissions

(Billions of yen)

30

282

26.2 25.6

25

20.5

20

16.8

14.4 13.9

15 12.9 13.5

12.1

10.2

10 7.7

5

0

FY02.3 3 4Q FY03. FY04.3

1Q 2Q 3Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Foreign Currency Bond Distribution to

Retail Investors

(Billions of yen)

1,000 976.8

900

800 756.0

700

597.3

600

488.6 501.5

500

436.8 429.9 405.1

400 316.3

2918

300 278.7

200 149.9

100

0

FY02.3 FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Revenue Breakdown

100% 0% 3% 1% 3% 2% 1%

7% 8% 8%

8%

90%

24% 14%

14% 14% 17% 20% 17% 16%

80%

15%

70% 13%

21%

60%

28% 40%

50% 45% 47%

47% 47%

35%

40%

30% 57%

20% 41%

34%

28% 31% 26%

10% 26% 24%

0%

FY04.3 FY04.3 FY04.3 FY04.3 .3FY043

FY02.3 3 FY03.

1Q 2Q 3Q 4Q 12 m

Variable Annuity Insurance 0% 3% 1% 3% 2% 1% 2%

Investment trusts 24% 14% 7% 8% 8% 8% 8%

(administration fees)

Investment trusts (distribution 13% 15% 14% 14% 17% 20%

fees and others)

Equities 35% 28% 21% 45% 47% 47%

Bonds 28% 41% 57% 31% 26% 24%

Domestic Retail (3)

Retail Client Assets / Net Asset Accumulation

Retail Client Assets*

Foreign Bonds Domestic Bonds** Equities Stock inv estment trusts Bond inv estment trusts Ov erseas mutual f unds

(Trillions of yen)

Other*** 35.2

1.4 0.3

31.5 31.6 32.5

31.3 0.3

0.6 0.0 0.7 0.0 1.3

28.9 0.3 5.0

0.0 29.3 1.2

0.8 0.2

27.1 1.1 5.2

6.9

0.2 5.6 2.7

10.2 1.0

23.8 5.7

0.0 8.4 2.5

0.5

3.3 5.9 2.4

5.8 2.2

2.5

2.4 2.0

16.0

2.2 13.7

12.8

11.1

15.7 9.5

13.0 11.1

10.3

5.1 5.3 5.7 6.1

5.0

4.2

3.3 3.6 3.9

3.4 3.9 3.7 3.8 3.7

1.9 1.7 1.6 2.5

Mar. Mar. Mar. Mar. Mar. Jun. Sep. Dec. Mar.

99 00 01 02 03 03 03 03 04

* Client Assets, Domestic Retail Division, excluding financials

** Including CBs and warrants *** Includes variable annuity insurance

Net Asset Accumulation

(monthly average) of

258.9

200.3

166.1 162.4

148.3 1461

128.2

109.2

7.0

FY02.3FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY043

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Net asset accumulation: Gap between inflow and outflow of assets 8

Global Wholesale (1) Fixed Income

4Q Points

? Foreign Currency Bond Public Offering to Retail Investors

? GE Capital: 80.4 billion (A$)

? Toyota Motor Credit: 41.8 billion (US$)

? KfW Bank: 17.7 billion (A$)

? Large-scale Foreign Currency Bonds Underwriting

? EIB: 3 billion (Euros)

? Nordic Investment Bank: 1 billion (US$)

Net Revenue

(Billions

Up 13%

174.0

154.0

Up 3%

37.3

36.1

FY03.3 FY04.3 FY03.3 FY04.3

4Q 4Q

Global Wholesale (2) Equity

4Q Points

? Market Environment

? Equity Agency Transaction Value* (monthly average) 52.9 trillion yen, (up 125% YoY, up 17% QoQ )

? Off-floor/Off-exchange Equity Trading Value 14.5 trillion yen (up 52% YoY, 31% QoQ)

? Net Gain on Equity Trading (Nomura Securities)

(Billions of yen)

31.9

30.9

28.8

25.1

23.0

21.6

19.0

14.7

10.2

9.5

8.5

5.7

FY02.3 FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

*Total equity agency transaction value on Japan’s three major exchanges (Tokyo, Osaka, Nagoya) of market participants capitalized at more than 3 billion yen. (Source: Tokyo Stock Exchange)

Net Revenue

(Billions of yen)

Up 34%

110.2

82.0

Up 66%

35.5

21.4

FY03.3 FY04.3 FY03.3 FY04.3

4Q 4Q

NOMURA

Global Wholesale (3) Investment Banking

4Q Points

- IPO, PO*
  - ✓ IPO Market: 423.3 billion yen (up 271% YoY)
    Nomura: 119.9 billion yen (up 684% YoY)
    Major issue: Shinsei Bank
  - ✓ PO Market: 806.3 billion yen (up 81% YoY)
    Nomura: 183.9 billion yen (up 5% YoY)
    Major issues: Kansai Electric Power, Fuji Photo Film
- Asset Finance
  - ✓ Catherina Mita Tower Suite Development Project
- M&A, Advisory Business
  - ✓ Mitsubishi Financial Group and Acom financial alliance
  - ✓ Asahi Beer, Itochu, and Tingyi beverage company joint venture formation in China
  - ✓ Matsushita Electric Industrial TOB for Matsushita Electric Works

(M&A Ranking)**

✓ Rank: No. 3 No. of Deals: 36
✓ Value: US$ 6.3 billion Market share: 24%

Sources: * Nomura Securities, 2004.3 4Q pricing day base
** Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2004 – Mar. 2004)

Net Revenue



(Billions of yen)
80
70
60
50
40
30
20
10
0
Up 3%
69.1
70.9
Down 8%
21.0
19.4
FY03.3 4Q
FY04.3 4Q
FY03.3
FY04.3

11

Global Wholesale (4) Merchant Banking

4Q Points

? New Deals

? Acquisition of shares in Taiyo Electric

? Acquisition of shares in Sliontec

? Establishment of Assisted Living Facility Fund

? Exposure to Merchant Banking Business

Terra Firma NPF

(Billions of yen)

357.2

331.4

66.0

284.9 291.0 291.4 50.0

281.8

14.3 14.3

16.1 19.2

276.7 277.1 281.4 291.2

265.7 265.7

FY02.3 FY03.3 FY04.3 1Q FY04.3 2Q FY04.3 3Q FY04.3 4Q

Net Revenue

(Billions

10.7

Up 72%

7.1

4.1

-6.6

FY03.3 FY04.3 FY03.3 FY04.3

4Q 4Q

Asset Management (1)

4Q Points

- New Funds
  - ✓ World Genome Technology Open
    Established Nov, NAV as of end March: 97.2 billion yen
  - ✓ Nomura US High Yield Bond Income**
    Established Dec, NAV as of end Mar: 178.0 billion yen
  - ✓ Nomura Fund Masters Japan Small Capitalization Stock
    Established Mar, NAV as of end Mar: 36.5 billion yen
- Assets Under Management of NCRAM
  - ✓ Mar. 31, 2004: US$ 7.7 billion (up 63% YoY)
- Assets Under Management of Main Foreign Currency Bond Funds



(Billions of yen)
200
180
160
140
120
100
80
60
40
20
0
178.0
139.8
104.3
102.9
47.9
Mar.02
Jun.02
Sep.02
Dec.02
Mar.03
Jun.03
Sep.03
Dec.03
Mar.04
US Preferred Securities Open
Nomura Bond & Loan Fund
Nomura Short-Term Interest Fund*
Nomura Australia Bond Fund
Nomura US High Yield Bond Income**

* Primarily invests in US dollar-denominated bonds (Government bonds, ABS, corporate bonds)

** Exchange rate: US$ = Middle rate by Nomura Securities at end of month)

Net Revenue



(Billions of yen)
40
35
30
25
20
15
10
5
0
Up 14%
7.9
9.0
Down 3%
37.1
36.0
FY03.3
4Q
FY04.3
4Q
FY03.3
FY04.3

13

Asset Management (2)

Assets Under Management (NAM)

(Trillions of yen)

Other

Investment Advisory

Bond Investment Trusts

21.0 Stock Investment Trusts

19.9 0.2

0.1

18.2

4.9 0.2

5.6

4.5 15.4 15.2 15.7

14.7 14.2 14.5 0.4

0.3 0.4

0.0

0.2 0.3

3.8 4.1 4.4

4.8 3.6 3.7

13.3

10.7

10.4

7.0 6.6 6.3

7.3 7.0

7.8

4.3 4.3 4.5

3.5 3.2 3.2 3.5

2.1 2.6

Mar.99 Mar.00 Mar.01 Mar.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

Market Share (NAM)

Bond investment trusts

Total public investment trusts

Stock investment trusts

41% 41%

40% 40% 40% 40%

35%

28% 33%

25% 30% 30% 30% 30%

29%

28%

26%

23%

21% 20%

21% 21% 19%

19% 19%

18%

17%

Mar.99 Mar.00 Mar.01 Mar.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

Source: The Investment Trusts Association, Japan

Non-interest Expenses (1)*

4Q Points

Compensation and Benefits 63.9 billion yen, up 1%

Information Processing and Communications 22.5 billion yen, up 6%

Business and Development Expenses 7.2 billion yen, up 23%

Other	Expenses

30.4 billion yen, down 41%

Fixed Cost Coverage Ratio

ñ FY04.3 29%

Asset management related fees 72.3 billion Fixed-type expenses 253.0 billion yen

Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments Fixed-type expenses: Fixed salary, guaranteed bonus, depreciation, real estate-related expenses and others

* All percentages are year-on-year comparisons

(Billions of yen)

600 Up

0.3%

518.9 520.4

500

400

300

Down

11%

200

162.9

100

0

FY03.3 4Q FY04.3 4Q FY03.3 FY04.3

Total 162.9 144.6 518.9 520.4

Other 51.3 30.4 95.0 84.6

Business and dev elopment 5.9 7.2 24.4 23.1

expenses

Occupancy and related 13.9 14.5 57.2 54.2

depreciation

Inf ormation processing and 21.2 22.5 77.4 80.0

communications

Commissions and f loor 7.3 6.2 20.8 19.2

brokerage

Compensation and benef its 63.4 63.9 244.2 259.3

Non-Interest Expenses (2)

? Compensation and Benefits

? Fixed-type expenses: 35.5 billion

? Variable-type expenses: 28.4 oQ

Compensation and Benefits*

(Billions of yen)

40.4

36.7

36.6 Fixed-type

34.2 35.3 36.6 36.1 36.1

35.0 34.3 35.5 expenses

36.0

32.5

29.3 28.8 Variable-type

29.1 28.4 expenses

27.0

25.7

24.5

23.2

22.4

FY00.3 FY01.3 FY02.3 FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

(1/4) (1/4) (1/4) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

*Excludes expenses related to PFG entities (70.4 billion yen for FY02.3) and special charges for withdrawal from the multi-employer pension plan (18.9 billion yen in 2Q FY02.3 and 2.8 billion yen in 2Q FY04.3).

Appendix

• Revenue and Income by Business Segment (P18)

• Global Wholesale (P19)

• Domestic Retail Related Data (P20)

• Major Differences (Segment / Income Statement) (P21)

• Revenue (P22-25)

• Non-interest Expenses (P26)

• Client Assets (P27)

• Number of Accounts (P28)

• Secondary Market Share Data (P29)

• Primary Market Share Data (Value Base) (P30)

• Assets Under Management (NAM / NCRAM) (P31)

• VaR (P32)

• Number of Employees (P33)

NOMURA

Revenue and Income by Business Segment (Quarterly Base)

Unit: millions of yen

Domestic Retail

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	66,436	56,136	69,366	54,999	246,938	74,573	75,214	74,893	79,355	304,035
Net-interest revenue	599	605	915	194	2,313	397	378	460	487	1,722
Net revenue	67,035	56,742	70,280	55,193	249,251	74,970	75,592	75,353	79,842	305,757
Non-interest expenses	53,137	55,294	51,180	53,951	213,562	54,201	56,916	55,273	59,823	226,213
Income before income	13,899	1,449	19,100	1,241	35,689	20,769	18,676	20,080	20,019	79,544

Global Wholesale

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	73,321	24,324	40,124	58,906	196,675	68,977	94,852	51,351	75,665	290,845
Net-interest revenue	16,541	30,970	30,571	23,712	101,794	25,177	20,102	5,987	23,625	74,891
Net revenue	89,861	55,294	70,695	82,619	298,469	94,154	114,954	57,338	99,290	365,736
Non-interest expenses	53,387	46,320	48,946	58,784	207,436	56,356	57,400	55,247	58,224	227,227
Income before income	36,474	8,974	21,749	23,835	91,033	37,798	57,554	2,091	41,066	138,509

Asset Management

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	9,850	10,288	7,290	7,400	34,828	7,598	7,633	10,459	8,610	34,300
Net-interest revenue	-55	23	1,762	502	2,232	682	389	154	432	1,657
Net revenue	9,795	10,311	9,052	7,902	37,060	8,280	8,022	10,613	9,042	35,957
Non-interest expenses	8,682	8,995	8,021	8,167	33,866	8,192	10,517	8,058	10,237	37,004
Income before income	1,113	1,316	1,031	-265	3,194	88	-2,495	2,555	-1,195	-1,047

18

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base)

Unit: Millions of yen

Fixed Income

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	43,887	32,476	41,550	36,052	153,966	62,261	48,118	26,319	37,296	173,994
Non-interest expenses	18,944	16,334	17,605	23,877	76,759	25,093	22,274	20,725	23,718	91,810
Income before income	24,943	16,142	23,946	12,176	77,207	37,168	25,844	5,594	13,578	82,184

Equity

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	30,416	12,353	17,872	21,384	82,025	20,381	38,950	15,328	35,494	110,153
Non-interest expenses	18,340	14,329	16,026	16,980	65,675	16,470	19,202	18,312	17,510	71,494
Income before income	12,076	-1,977	1,846	4,404	16,350	3,911	19,748	-2,984	17,984	38,659

Investment Banking

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	16,830	16,453	14,801	21,041	69,125	12,908	20,568	18,013	19,380	70,869
Non-interest expenses	13,850	13,636	13,081	15,807	56,374	12,086	13,458	13,448	14,711	53,703
Income before income	2,980	2,817	1,720	5,234	12,751	822	7,110	4,565	4,669	17,166

Merchant Banking

	FY03.3 1Q	2Q	3Q	4Q	Full Year	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	-1,272	-5,989	-3,528	4,142	-6,647	-1,396	7,318	-2,322	7,120	10,720
Non-interest expenses	2,253	2,019	2,233	2,122	8,628	2,707	2,466	2,762	2,285	10,220
Income before income	-3,525	-8,009	-5,762	2,021	-15,275	-4,103	4,852	-5,084	4,835	500

19

NOMURA

Domestic Retail Related Data

(Bilions of Yen)

Domestic Retail	FY02.3				FY03.3				FY04.3			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest revenue	1.1	0.5	0.9	0.6	0.6	0.8	0.7	0.2	1.2	1.2	1.4	1.1
Sales credit	13.1	12.3	18.8	17.3	20.5	17.8	32.2	25.2	40.4	21.7	18.0	17.7
Investment trust administration fees and other	14.9	13.2	12.6	12.4	12.3	7.7	6.9	5.2	4.8	5.4	5.6	6.0
Fees from investment banking	2.9	5.3	2.7	3.1	1.8	4.8	3.7	4.8	2.9	6.7	8.7	7.7
Commissions	30.1	20.0	23.1	24.3	31.9	25.7	26.8	19.8	25.7	40.5	41.8	47.2
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	16.8	10.2	13.5	7.7	12.1	26.2	25.6	28.2

(Billions of yen)

Commissions for investment trusts distribution and redemption*	8.1	4.9	7.0	8.1	12.8	6.7	7.7	7.7	9.6	10.1	12.3	15.0
Bond investment trusts commission	1.5	2.0	3.0	4.2	5.5	4.2	4.0	3.2	2.2	2.6	3.4	2.9
Stock investment trusts commission	6.1	2.6	3.3	3.4	6.0	1.8	1.3	2.6	2.6	4.9	6.6	7.4
Foreign investment trusts commission**	0.5	0.3	0.7	0.5	1.3	0.8	2.5	1.9	4.8	2.5	2.3	4.7

(Trillions of yen)

Domestic distribution volume of investment trusts	6.2	7.0	5.4	3.8	3.3	2.5	3.5	2.6	3.2	3.5	3.4	3.7
Bond investment trusts	5.4	6.4	4.8	3.6	2.4	1.8	2.7	1.7	2.0	2.6	2.6	2.8
Stock investment trusts	0.5	0.3	0.3	0.3	0.5	0.3	0.2	0.3	0.3	0.4	0.4	0.5
Foreign investment trusts	0.3	0.3	0.3	0.0	0.5	0.4	0.6	0.5	0.8	0.5	0.3	0.4

(Billions of yen)

	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3
Outstanding value of bond investment trusts*	5,854	6,215	6,225	6,092	5,291	4,785	4,282	3,883	3,612	3,302	2,910	2,558

(Billions of yen)

	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3
Outstanding value of variable annuity	-	-	1.8	7.7	28.1	105.3	149.3	166.6	182.8	216.8	242.2	261.6

*Nomura Securities
** commission during the initial and sbsequent offering periods

20

Major Differences (Segment / Income Statement)

(FY04.3 12 months)

Total Income before Income Taxes for 3 Business Segments: 217.0 billion yen

Loss/gain on undesignated hedging

-12.5 billion yen

instruments included in Net Gain on

Loss/gain on investment securities 1.6 billion yen

Equity in losses/earnings of affiliates 8.5 billion yen

Total

Corporate items -10.7 billion yen 65.7 bn yen

Others 21.6 billion yen

Unrealized loss/gain on investments in

54.7 billion yen

equity securities held for relationship

Effect of consolidation/deconsolidation of

2.4 billion yen

the private equity investee companies

Income before income taxes: 282.7 billion yen

Revenue (1)

(Commissions)

(Billions of

yen) 220 210.2

200

180

160

141.6

140

120

100

80

60

40

20

0

FY03.3 FY04.3

Total 141.6 210.2

Other 26.0 23.2

Commssions for di stribution of 30.5 37.3

investment trusts

Other commissions 7.6 12.2

Stock brokerage commissions 29.3 45.4

(others)

Stock brokerage ssions commi 48.2 92.1

(Domestic Retail)

(Billions of yen)

70

62.9

60 57.6

56.0

50 46.1

40

34.7 34.3 33.8

30 26.6

20

10

0

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Total 46.1 34.7 34.3 26.6 33.8 56.0 57.6 62.9

Other 5.7 9.8 5.3 5.2 4.5 5.6 6.5 6.6

Commissions for distribution of 11.8 6.2 6.4 6.1 7.2 8.2 11.0 11.1 investment trusts

Other commissions 1.9 1.5 2.1 2.1 3.1 2.6 1.5 5.0

Stock brokerage commissions 9.9 7.0 7.0 5.5 6.8 13.4 13.1 12.1

(others)

Stock brokerage commissions 16.8 10.2 13.5 7.7 12.1 26.2 25.6 28.2

(Domestic Retail)

Revenue (2)

(Fees from Investment Banking)

(Billions of yen)

100

87.0

81.8

80

60

40

20

0

FY03.3 FY04.3

Total 81.8 87.0

Other 3.4 0.1

Financial advisory fees 16.8 15.8

Bond underwriting commissions 37.0 26.4

Equity underwriting commissions 24.6 44.7

(Billions of yen)

35

31.0

30

28.2

24.4

25

19.9

20

18.3

16.9

15.6

15 14.5

10

5

0

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Total 15.6 18.3 16.9 31.0 14.5 19.9 24.4 28.2

Other 0.3 1.0 0.6 1.4 0.2 -0.1 0.1 0.0

Financial advisory fees 2.6 4.6 3.6 6.1 2.6 3.8 4.0 5.4

Bond underwriting commissions 9.0 7.1 8.4 12.6 8.8 6.1 6.1 5.3

Equity underwriting commissions 3.7 5.6 4.4 11.0 2.9 10.0 14.3 17.5

Revenue (3)

(Asset Management and Portfolio Service Fees)

(Billions

100

79.3

80

66.2

60

40

20

0

FY03.3 FY04.3

Total 79.3 66.2

Custodial fees 9.1 9.9

Asset management fees 70.2 56.3

(Billions of

yen)

30

25 24.2

21.9

20 18.6

17.5

17.0

16.8

15.7

15 13.7

10

5

0

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Total 24.2 21.9 17.5 15.7 13.7 17.0 16.8 18.6

Custodial fees 2.4 2.3 2.3 2.2 2.4 2.6 2.5 2.5

Asset management fees 21.8 19.6 15.2 13.5 11.3 14.4 14.3 16.2

Revenue (4)

(Net Gain on Trading / Net Interest Revenue)

(Billions of yen) 342.6

330

285.2

280

230

180

130

80

30

-20

FY03.3 FY04.3

Total 285.2 342.6

Net interest revenue 127.3 100.4

Equity 35.9 75.2

Gains on private equity -11.6 14.7

investment/merchant banking

trading

Bonds and other 133.6 152.3

(Billions of yen)

125

113.9

99.5

100

80.3 86.4

81.5

66.6

75

56.8

50 42.8

25

0

-25

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Total 56.8 66.6 81.5 80.3 113.9 99.5 42.8 86.4

Net interest revenue 16.8 43.3 35.2 32.0 34.1 25.1 11.1 30.0

Equity 18.5 -3.4 -0.3 21.2 20.1 32.8 6.2 16.2

Gains on private equity 2.3 -7.4 -1.0 -5.4 -0.6 8.3 -1.5 8.4 investment/merchant banking

trading

Bonds and other 19.2 34.1 47.7 32.5 60.3 33.2 27.0 31.8

Non-interest Expenses

(Billions of yen)

250

(Billions of yen)

700

600 200

520.4

518.9

162.9

500

150 144.6

124.3 128.8 126.7

400 120.3

118.5

113.2

100

300

200

50

100

0

0 FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3

FY03.3 FY04.3 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Total 518.9 520.4 Total 124.3 118.5 113.2 162.9 128.8 126.7 120.3 144.6

Other 95.0 84.6 Other 17.6 13.7 12.4 51.3 20.8 16.0 17.4 30.4

Business development expenses 24.4 23.1 Business development expenses 5.9 7.8 4.8 5.9 5.0 5.4 5.5 7.2

Occupancy and related depreciation 57.2 54.2 Occupancy and related depreciation 14.6 14.5 14.1 13.9 13.3 13.5 12.9 14.5

Information processing and 77.4 80.0 Information processing and 18.2 19.2 18.8 21.2 18.9 19.5 19.2 22.5 communications communications

Commissions and floor brokerage 20.8 19.2 Commissions and floor brokerage 4.5 5.6 3.6 7.3 4.9 4.6 3.5 6.2

Compensation and benefits 244.2 259.3 Compensation and benefits 63.6 57.7 59.5 63.4 65.9 67.7 61.8 63.9

Client Assets (Trillions of yen)

Nomura Securities

Jun. 01 Sep. 01 Dec. 01 Mar. 02 Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04

Equities 28.9 24.9 24.8 25.1 24.9 23.6 22.3 21.6 24.8 28.7 30.3 35.9

Bonds 12.3 12.8 13.3 13.7 14.9 15.4 15.4 16.8 17.9 18.4 17.5 17.3

Stock investment trusts 3.2 2.6 2.7 2.7 2.7 2.5 2.4 2.4 2.6 2.8 3.1 3.3

Bond investment trusts 12.1 11.1 9.7 9.3 8.2 7.4 6.9 6.5 6.3 6.2 5.8 5.6

Overseas mutual funds 0.9 0.8 0.9 0.9 1.0 1.0 1.1 1.2 1.3 1.4 1.5 1.6

Other 0.2 0.1 0.1 0.1 0.1 0.1 0.0 0.0 0.0 0.0 0.0 0.0

Total 57.5 52.3 51.4 51.8 51.8 50.0 48.2 48.5 53.0 57.6 58.2 63.8

Client Assets (Domestic Retail, including Financials)

Sep. 89 Mar. 90 Mar. 91 Mar. 92 Mar. 93 Mar. 94 Mar. 95 Mar. 96 Mar. 97 Mar. 98 Mar. 99 Mar. 00 Mar. 01 Mar. 02 Mar. 03 Mar. 04

37.2 36.0 33.3 27.4 26.8 27.2 25.4 29.7 28.8 27.7 29.1 37.2 36.4 33.6 31.5 40.8

Client Assets (Domestic Retail, excluding financials)

Mar. 98 Mar. 99 Mar.00 Mar. 01 Mar. 02 Mar.03 Jun. 03 Sep. 03 Dec. 03 Mar. 04

Equities 9.1 10.3 15.7 13.0 11.1 9.5 11.1 12.8 13.7 16.0

Foreign Bonds 2.2 1.9 1.7 1.6 2.5 3.4 3.9 3.7 3.8 3.7

Domestic Bonds 3.2 3.3 3.6 3.9 4.2 5.0 5.1 5.3 5.7 6.1

Stock investment trus 1.7 2.2 3.3 2.5 2.4 2.0 2.2 2.4 2.5 2.7

Bond investment 5.9 5.8 6.9 10.2 8.4 5.9 5.7 5.6 5.2 5.0

Overseas Mutual Fun 0.3 0.5 0.6 0.7 0.8 1.0 1.1 1.2 1.3 1.4

Other 0.1 0.0 0.0 0.0 0.0 0.2 0.2 0.3 0.3 0.3

Total 22.1 23.8 31.5 31.6 28.9 27.1 29.3 31.3 32.5 35.2

*Client Assets, Domestic Retail Division, excluding financials

Number of Accounts

Nomura Home Trade (online trading accounts) (Thousands accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

1,005 1,079 1,114 1,141 1,168 1,215 1,290 1,367

IT share

FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

No. of order 39% 38% 33% 42% 45% 46% 46% 49%

Transaction value 17% 14% 9% 17% 21% 21% 21% 23%

Nomura Cash Management Service (Thousands accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

2,965 3,029 3,079 3,112 3,145 3,195 3,285 3,347

Equity Holding Accounts (Thousands accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

1,246 1,274 1,285 1,302 1,308 1,323 1,349 1,369

New Accounts (individual, monthly average) (Thousands accounts)

FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

20 22 20 16 16 21 24 26

Secondary Market Share Data (Market unit: trillions of yen)

Individual Equity Agency Transactions Share (monthly average)

FY03.3 Full FY04. Full

1Q 2Q 3Q 4Q Year 1Q 2Q 3Q 4Q Year

Market 5.2 3.9 5.2 3.1 4.3 5.0 9.1 9.8 11.4 8.8

Nomura’s share 20% 16% 17% 8% 16% 8% 10% 9% 10% 10%

Off-floor/Off-exchange Equity Trading Share

FY03.3 Full FY04. Full

1Q 2Q 3Q 4Q Year 1Q 2Q 3Q 4Q Year

Off-floor market 4.1 4.1 2.7 3.2 14.1 3.5 4.9 4.3 6.6 19.3

Off-exchange 9.6 8.7 8.7 6.3 33.2 8.1 9.1 6.8 7.9 31.9

Nomura’s share 24% 18% 21% 15% 20% 15% 16% 17% 15% 16%

JGB Auction Share

FY03.3 Full FY04. Full

1Q 2Q 3Q 4Q Year 1Q 2Q 3Q 4Q Year

Market 16.8 18.2 15.7 17.3 68.1 18.4 18.7 18.1 19.2 74.4

Nomura’s share 20% 18% 10% 12% 15% 14% 17% 12% 19% 16%

Secondary Bond Trading

FY03.3 Full FY04. Full

1Q 2Q 3Q 4Q Year 1Q 2Q 3Q 4Q Year

Market 296 299 261 273 1,129 321 326 281 308 1,235

Nomura’s share 13% 16% 13% 14% 14% 18% 16% 16% 15% 16%

Primary Market Share Data (Value Base)

Straight Bonds *

FY03.3 FY04.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-03.6 03.4-03.9 03.4-03.12 03.4-04.3

Nomura’s share 20% 22% 22% 23% 22% 23% 19% 19%

Euro Yen Bonds **

FY03.3 FY04.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-03.6 03.4-03.9 03.4-03.12 03.4-04.3

Nomura’s share 35% 24% 20% 21% 37% 40% 35% 31%

Samurai Bonds **

FY03.3 FY04.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-03.6 03.4-03.9 03.4-03.12 03.4-04.3

Nomura’s share 4% 4% 10% 14% 19% 21% 18% 16%

Japanese IPO ***

FY03.3 FY04.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-03.6 03.4-03.9 03.4-03.12 03.4-04.3

Nomura’s share 89% 70% 50% 49% 1% 10% 24% 25%

Japanese PO ***

FY03.3 FY04.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-03.6 03.4-03.9 03.4-03.12 03.4-04.3

Nomura’s share 40% 42% 47% 44% 68% 66% 42% 35%

Sources: * Thomson Dealwatch, lead manager base

** Thomson Financial Securities Data, bookrunner base

*** Nomura Securities

Assets Under Management (NAM / NCRAM)

NAM (Trillion yen)

Jun. 01 Sep. 01 Dec. 01 Mar. 02 Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04

Stock investment trusts 2.7 2.4 2.9 3.2 3.6 3.3 3.3 3.2 3.5 4.3 4.3 4.5

Bond investment trusts 14.5 12.9 10.9 10.4 9.2 8.3 7.8 7.3 7.0 7.0 6.6 6.3

Non-public investment trusts 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.3 0.3 0.4 0.4

Investment advisory (domestic) 3.5 3.6 3.7 3.6 3.3 3.1 3.0 2.9 2.9 2.9 2.9 3.0

Investment advisory (overseas) 1.0 0.8 0.9 0.9 0.8 0.8 0.7 0.7 0.8 0.9 1.1 1.4

Total 21.9 19.8 18.6 18.2 17.1 15.6 15.1 14.2 14.5 15.4 15.2 15.7

NCRAM (Billion US$)

Jun. 01 Sep. 01 Dec. 01 Mar. 02 Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04

Total 2.6 2.5 2.6 3.1 3.7 3.8 4.4 4.7 5.3 5.8 6.5 7.7

Value at Risk (Consolidated)

? Definition From Apr. 1, 2002 to Mar. 31, 2004

? 99% confidence level Maximum: 5.6 billion yen

Minimum: 1.7 billion yen

? 1-day time horizon for out trading portfolio

Average: 3.90 billion yen

? Inter-product price fluctuations considered

(Billions of yen)

The end of quarter Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04

Equity 1.8 1.3 1.3 1.5 2.1 2.3 2.9 3.3

Interest Rate 1.7 1.8 1.9 2.3 2.5 2.4 2.5 2.0

Foreign Exchange 0.4 0.4 0.3 0.2 0.3 0.3 0.3 0.5

Sub-total 3.8 3.5 3.5 4.0 4.9 4.9 5.7 5.8

Diversification Benefit (1.2) (1.2) (1.1) (0.9) (1.5) (1.3) (1.8) (1.9)

VaR 2.6 2.3 2.4 3.1 3.4 3.6 3.8 3.9

Number of Employees

Mar. 01 Sep. 01 Mar. 02 Sep. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04

Asia/Oceania 486 476 468 462 616 622 646 652 655

Americas 835 893 827 753 797 821 843 852 866

Europe 1,370 1,449 1,381 1,352 1,389 1,439 1,372 1,439 1,403

Japan (FA, SA) 2,195 2,192 2,177 2,072 1,986 1,960 1,901 1,909 1,915

Japan (excluding FA, SA)* 9,507 9,846 9,697 9,969 9,258 9,561 9,435 9,316 9,148

Total 14,393 14,856 14,550 14,608 14,046 14,403 14,197 14,168 13,987

*Excluding NPF’s consolidated subsidiaries

Nomura Holdings, Inc.

www.nomura.com/jp/